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                     CHASE TELECOMMUNICATIONS HOLDINGS, INC.
                         6420 Richmond Avenue, Suite 620
                              Houston, Texas 77057





VIA ELECTRONIC TRANSMISSION

July 18, 1997




Filing Desk
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Registration Statement on Form S-1 (File No. 333-13305) filed with the Securities and Exchange Commission on October 2, 1996 --
     Registration of shares of Class B Common Stock of Chase
     Telecommunications Holdings, Inc. (the "Offering")

Ladies and Gentlemen:

On behalf of Chase Telecommunications Holdings, Inc. (formerly known as Chase Telecommunications, Inc. and hereinafter referred to as the "Company"), please be advised that the Company has determined not to proceed with the Offering and hereby requests the withdrawal of the above-referenced registration statement. The Company's decision is based on poor market conditions at this time.

Should you have any comments or questions regarding this letter, please call the undersigned at (713) 782-3332 or Gregg Shulklapper at (212) 821-8000.

Yours truly,

/s/ Richard W. McDugald

Richard W. McDugald
Vice President, Secretary
and General Counsel

cc:  Anthony R. Chase
     Bruce R. Kraus